

August 20, 2020

Bong Lau
Chief Executive Officer
Intelligent Living Application Group Inc.
Unit 2, 5/F, Block A, Profit Industrial Building
1-15 Kwai Fung Street, Kwai Chung
New Territories, Hong Kong

> **Re: Intelligent Living Application Group Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 7, 2020**
> **CIK No. 1814963**

Dear Mr. Lau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A submitted August 7, 2020

Risk Factors
Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results...or at all., page 17

1. Please clarify in the first sentence that you generated negative cash flows from operating activities of approximately $0.3 million in 2019. In this regard, as a result of your response to our prior comment two, the amount of negative cash flows from operating activities was changed. Please revise as appropriate and ensure all amounts and disclosures are consistent throughout the filing.

Report of Independent Registered Public Accounting Firm, page F-2

2.   We have reviewed your response to our prior comment five.  Given that your auditors have not issued a going concern opinion on your financial statements that raises substantial doubt about your ability to continue as a going concern and your disclosures of continuation of operations, please give consideration to removing language in the first Risk Factor on page 15 and also removing the last sentence in the third paragraph in Note 2 on page F-9 that refer to these matters which raise substantial doubt about your ability to continue as a going concern.  This specific going concern language is appropriate only in those circumstances where the independent auditor has issued such as an opinion.  Based on your response, the auditors have not issued a going concern opinion on your financial statements.  Please revise or advise accordingly.

Consolidated Statements of Cash Flows, page F-6

3.   We have reviewed your response and revisions made in response to our prior comment two.  Please consider revising the line item description, Shareholder contribution, under the heading of Other Non-Cash Transactions, to instead be Forgiveness of advances due to related party, or similarly titled.  Further, in the first paragraph under MD&A, Liquidity and Capital Resources, on page 61, please expand the last sentence to disclose that $753,942 of cash represented advances received during 2019 and treated as a shareholder contribution and the remaining $419,907 pertained to net advances from related party received in earlier periods that were outstanding during 2019 and were also forgiven.  Otherwise, it is not clear why the statements of cash flows on page F-6 would only reflect as a financing activity the $753,942 for fiscal year 2019, and not also reflect the $419,907 as a financing activity in fiscal year 2018 or in earlier periods not shown.  Please revise or advise.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.  Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:   Jeffrey Li